Exhibit 99.3

U.S. EMPLOYEE FORM

INTELLIGENT BIO SOLUTIONS INC. 2019 LONG TERM INCENTIVE PLAN

STOCK AWARD AGREEMENT

Intelligent Bio Solutions Inc. (the “Company”) hereby grants to _______________(the “Employee”) a Stock Award (the “Award”) as of _________ __ 202__ (the “Grant Date”) relating to shares of Common Stock of the Company (the “Shares”), subject in all respects to the terms and conditions of the Intelligent Bio Solutions Inc. 2019 Long Term Incentive Plan (the “Plan”) and the terms and conditions set forth herein. A copy of the Plan and Prospectus are attached hereto.

1. Grant of Stock.

(a) The Company hereby grants to the Employee an Award covering ____ Shares. These Shares are fully vested as of the Grant Date. These Shares [vest as follows:_______][or][are fully vested as of the Grant Date]. The closing price of these shares on the NASDAQ as of____________________, 202__ was US$________ per share.

(b) The number of Shares described above represents the gross number issued to the Employee. The Committee has determined that the Employee’s tax withholding obligation with respect to the Shares shall be satisfied by the Company’s withholding of a number of Shares with a Fair Market Value equal to the amount sufficient to satisfy all minimum Federal, state and local withholding tax requirements. After netting out the Shares necessary to satisfy the tax withholding obligation, the net number of Shares issued to the Employee pursuant to the Award is ____ Shares.

2. Shares. The net number of Shares subject to the Award will be held by a book-entry credit to an account in the Employee’s name established by the Company with its transfer agent, or upon written request, in electronic form to the Employee’s broker for the Employee’s account.

3. Limitations on Transfer. Any sale, transfer or other disposition of the Shares shall be subject to compliance with the Company’s Insider Trading Policy. The Policy requires that any transaction in Company Common Stock receive pre-clearance approval by the Company’s designated Compliance Officer.

4. Rights as Stockholder. The Employee is entitled to all of the rights of a stockholder of the Company with respect to Shares subject to Award.

5. Tax Obligations. The Employee shall be responsible for all other tax obligations arising in connection with his Award and has been advised to consult a tax or financial advisor with respect to such obligations.

6. No Guarantee of Employment. Nothing in this Agreement shall confer on the Employee any right to be or to continue in the employ of the Company or shall interfere in any way with the right of the Company to terminate the employment of the Employee at any time for any reason or no reason.

7. Committee Determinations. The Committee shall make all determinations concerning the rights to benefits under the Plan.

8. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to choice of law provisions.

9. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined shall be as defined in the Plan.

[signature page follows]

Intelligent Bio Solutions Inc.

By:	Dated:

Agreed and Accepted:

By:	Dated:

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